SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number 000-25837

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEIDRICK & STRUGGLES INTERNATIONAL, INC.

233 South Wacker Drive

Suite 4200

Chicago, Illinois 60606

312-496-1200

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Exhibits:

Exhibit 23    Independent Auditors’ Consent

Independent Auditors’ Report

The Administrative Committee

Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2002 and Schedule H, Line 4j—Schedule of Reportable Transactions for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Those supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

May 9, 2003

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2002 and 2001

	2002	2001
Assets:
Investments, at fair value:
Mutual funds	$63,179,634	$79,586,481
Heidrick & Struggles International, Inc. stock funds	13,991,071	35,608,455
Participant loans	435,163	398,392

Total investments	77,605,868	115,593,328

Receivables:
Company contribution	976,543	901,329

Total receivables	976,543	901,329

Net assets available for benefits	$78,582,411	$116,494,657

See accompanying notes to financial statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions to net assets attributed to:
Interest and dividend income	$1,525,749
Interest on participant loans	30,025
Contributions—Company	976,543
Contributions—participant	4,632,898
Contributions—participant rollovers	412,962

Total additions	7,578,177

Deductions from net assets attributed to:
Net depreciation in fair value of investments	12,189,412
Benefits paid to participants	33,299,475
Administrative expenses	1,536

Total deductions	45,490,423

Net decrease	(37,912,246)
Net assets available for benefits:
Beginning of year	116,494,657

End of year	$78,582,411

See accompanying notes to financial statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Notes to Financial Statements

(1)    Description of Plan

The following description of the Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan was established as of January 1, 1989, as the result of the merger of the Heidrick & Struggles 401(k) Profit Sharing Plan and the Heidrick & Struggles, Inc. Pension Plan. The plan sponsor is Heidrick & Struggles, Inc. (the Company), a wholly owned subsidiary of Heidrick & Struggles International, Inc. (HSII). The Plan is a defined contribution plan established for the benefit of the Company’s eligible employees and the eligible employees of any other organization designated by HSII’s Board of Directors.

The Plan provides for elective contributions on the part of the participating employees and for employer matching contributions. The Plan extends coverage to each employee of the participating employers who have completed three months of service and attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and provisions of the Internal Revenue Code of 1986 as it pertains to plans intended to qualify under Section 401(a) of that Code.

Vanguard Fiduciary Trust Company (VFTC) is the trustee of the Plan under a contractual agreement with the Company. VFTC maintains all records of the Plan and assumes responsibility for proper allocation of income among all participants’ accounts in the Plan. The Plan is administered by an Administrative Committee, which is appointed by HSII’s Board of Directors.

Contributions

After completing three months of service and attaining age 21, participants may contribute up to 50% of their eligible compensation up to the maximum allowed by the Internal Revenue Code (IRC). For 2002 and 2001, the Company matched contributions of those employees with one year of service on a two-for-one basis up to a maximum Company contribution of $2,000 per participant. Additionally, the Company has the option of making discretionary contributions to participants with one year of service. This discretionary amount is determined each year by the Company. For the 2002 and 2001 plan years, the Company elected not to make a discretionary contribution.

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions as well as in their employer’s matching contributions and earnings thereon. Vesting in the Company’s discretionary contributions and earnings thereon commences after three years of service (at least 1,000 hours per year) according to the following schedule: 20% vested after three years of service, 40% vested after four years of service, 60% vested after five years of service, 80% vested after six years of service, and 100% vested after seven years of service. Nonvested portions of Company discretionary contributions are forfeited as of a participant’s termination date and are offset against the Company’s contribution. For the 2002 plan year, forfeitures, and earnings thereon, applied to the Company’s contribution totaled $153,142.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Notes to Financial Statements

In Addendums to the Plan dated June 18, 2001 and October 29, 2001 the Plan was amended to permit certain participants to receive accelerated vesting on any unvested portions of their account so long as they satisfied certain conditions of eligibility.

Participant Accounts

Participants may direct their account balance among the various investment options offered by the Plan. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of the Company’s discretionary contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

When a participant terminates his/her employment with the Company and elects to receive a distribution, the participant’s vested account may (a) be rolled over to a qualified plan, (b) be distributed as a lump-sum amount, (c) be applied toward the purchase of various types of annuities, or (d) be distributed in equal monthly or annual installments over a period not to exceed the life expectancy of the participant.

Loans to Participants

Participants may borrow the lesser of $50,000 or one-half of their vested account balance in the Plan, exclusive of the Heidrick & Struggles International, Inc. Stock Fund, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Plan Termination

Although it has not expressed an interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(2)    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Notes to Financial Statements

Valuation of Investments

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Heidrick & Struggles International, Inc. common stock is valued at its year-end closing share price (comprised of year-end market price plus uninvested cash position). Other equity securities are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices. Fixed income securities are valued using the last quoted bid price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payments of Benefits

Benefits are recorded when paid.

(3)    Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2002	2001
Vanguard Total Bond Market Index Fund	$5,157,057	$10,915,888
Vanguard Windsor II Fund Investor Shares	6,461,678	8,308,168
Heidrick & Struggles Pre-IPO Stock Fund	13,693,741	35,587,286
Vanguard Prime Money Market Fund	21,534,756	22,716,654
Vanguard Wellington Fund Investor Shares	3,951,170	N/A
Vanguard Total Stock Market Index Fund Investor Shares	6,326,211	11,431,253
Vanguard Strategic Equity Fund	4,275,508	5,712,012

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$8,504,973
Heidrick & Struggles International, Inc. stock funds	3,684,439

$12,189,412

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Notes to Financial Statements

(4)    Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Group, an affiliate of VFTC. VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Administrative and trustee fees related to the general administration of the Plan are paid by the Plan. The Company provides certain administrative services to the Plan and pays substantially all other expenses of the Plan.

As of December 31, 2002, the Plan held 953,632 shares of HSII common stock with a cost of $2,724,117 and a current value of $13,991,071. This represents 5.2% of HSII’s outstanding stock at December 31, 2002. During the year ended December 31, 2002, 672,151 shares were sold at a weighted average price of $14.67 per share, for total sales of $9,860,455. There were 356,736 shares distributed to participants during the year ended December 31, 2002.

As of December 31, 2001, the Plan held 1,960,732 shares of HSII common stock with a cost of $3,919,670 and a current value of $35,608,455. This represents 11% of HSII’s outstanding stock at December 31, 2001. During the year ended December 31, 2001, 1,103,298 shares were sold at a weighted average price of $24.30 per share, for total sales of $26,809,323 (see note 6). There were 1,200,130 shares distributed to participants during the year ended December 31, 2001.

(5)    Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 7, 1998, that the Plan and related trust, as amended and restated effective January 1, 1997, are designed in accordance with the applicable sections of the IRC. The Plan was amended and restated effective as of January 1, 2002 to comply with the provisions of the General Agreement on Tariffs and Trade/Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, the Community Renewal Tax Relief Act of 2000, the Economic Growth and Tax Relief Reconciliation Act, and such other issues identified by the Company and necessary to comply with regulatory regulations. By letter dated August 26, 2002, the IRS informed the Company that it had made a favorable determination on the Plan and all amendments thereto. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Notes to Financial Statements

(6)    Initial Public Offering

On April 27, 1999 an initial public offering of HSII common stock was completed, at $14.00 per share, resulting in a valuation of the Plan’s investment in HSII of $73,300,612 and a 34.5% ownership of HSII stock. A two-year lock-up on the sale of HSII was in effect from the initial public offering date. On April 27, 2001 the two-year lock-up expired and participants were no longer precluded from transferring out of the HSII common stock and into the other available funds. On May 1, 2001, certain plan participants were involved in a block trade of HSII stock arranged by the Company with Robinson-Humphrey Company, LLC. The Plan sold a total of 252,400 shares at $24.50 per share for aggregate proceeds of $6,183,800.

Schedule 1

HEIDRICK & STRUGGLES, INC.

401(k) PROFIT SHARING AND RETIREMENT PLAN

Schedule 4, Line 4i—Schedule of Assets (Held at End of Year)

as of December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment including, maturity date, rate of interest, collateral, par, or maturity value	Current value
Alliance Capital Funds	Alliance Premier Growth Fund, Class A	$9,414
American Century Investments	American Century Equity Income Fund, Investor Class	383,847
Davis Funds	Davis New York Venture Fund	55,103
Fidelity Investments	Fidelity MidCap Stock Fund	198,360
Fidelity Investments	Fidelity Equity Income Fund	47,751
Fidelity Investments	Fidelity Low Priced Stock Fund	229,918
Oakmark Funds	Oakmark Select Fund	375,933
MFS Funds	MFS Massachusetts Investors Growth Stock Fund, Class A	78,650
Franklin Templeton Investments	Templeton Foreign Fund	137,633
Managers Funds	Managers Special Equity Fund	45,497
*Vanguard Group	Vanguard 500 Index Fund Investor Shares	1,181,512
*Vanguard Group	Vanguard Balanced Index Fund Investor Shares	129,218
*Vanguard Group	Vanguard Explorer Fund	109,571
*Vanguard Group	Vanguard Growth Index Fund Investor Shares	169,825
*Vanguard Group	Vanguard International Growth Fund	2,033,682
*Vanguard Group	Vanguard LifeStrategy Conservative Growth Fund	207,615
*Vanguard Group	Vanguard LifeStrategy Growth Fund	296,942
*Vanguard Group	Vanguard LifeStrategy Income Fund	618,615
*Vanguard Group	Vanguard LifeStrategy Moderate Growth Fund	179,801
*Vanguard Group	Vanguard Mid-Cap Index Fund	437,631
*Vanguard Group	Vanguard Prime Money Market Fund	21,534,756
*Vanguard Group	Vanguard Small-Cap Index Fund Investor Shares	3,003,460
*Vanguard Group	Vanguard Strategic Equity Fund	4,275,508
*Vanguard Group	Vanguard Total Bond Market Index Fund	5,157,057
*Vanguard Group	Vanguard Total International Stock Index Fund	379,592
*Vanguard Group	Vanguard Total Stock Market Index Fund Investor Shares	6,326,211
*Vanguard Group	Vanguard U.S. Growth Fund	1,754,176
*Vanguard Group	Vanguard Value Index Fund Investor Shares	235,685
*Vanguard Group	Vanguard Wellington Fund Investor Shares	3,951,170
*Vanguard Group	Vanguard Windsor II Fund Investor Shares	6,461,678
*Vanguard Group	Vanguard Brokerage Option Fund	3,173,823
*Heidrick & Struggles International, Inc.	Heidrick & Struggles Pre-IPO Stock Fund	13,693,741
*Heidrick & Struggles International, Inc.	HSII Company Stock Fund	297,330
Plan participants	Participant Loan Fund; interest rates range from 5.25%—10.5%	435,163

Total investments		77,605,868

*	Represents a party-in-interest to the Plan.

See accompanying independent auditors’ report.

Schedule 2

HEIDRICK & STRUGGLES, INC. 401(k) PROFIT SHARING AND RETIREMENT PLAN

Schedule H, Line 4j—Schedule of Reportable Transactions

Year Ended December 31, 2002

Identity of party involved	Description of the asset	Purchase price ($)	Selling Price($)	Historical cost of asset($)	Current value of asset on transaction date($)	Net gain or (loss)($)
Vanguard Group	Vanguard Prime Money
	Market Fund	19,020,224	—	—	19,020,224	—
Vanguard Group	Vanguard Prime Money
	Market Fund	—	20,202,122	20,202,122	20,202,122	—
Vanguard Group	Vanguard Total Bond
	Market Index Fund	1,995,402	—	—	1,995,402	—
Vanguard Group	Vanguard Total Bond
	Market Index Fund	—	7,860,445	7,884,071	7,860,445	(23,626)
Vanguard Group	Vanguard Total Stock
	Market Index Fund	1,745,908	—	—	1,745,908	—
Vanguard Group	Vanguard Total Stock
	Market Index Fund	—	4,750,746	5,769,118	4,750,746	(1,018,372)
Vanguard Group	Heidrick & Struggles
	Pre-IPO Stock Fund	—	18,286,709	1,572,855	18,286,709	16,713,854

Note:	The reportable transaction schedule includes series of transactions of the assets that exceed 5% of the fair value of the Plan’s assets at the beginning of the year. The above data is based on information certified as complete and accurate by Vanguard Fiduciary Trust Company.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003	Heidrick & Struggles, Inc. 401(k) Profit Sharing and Retirement Plan

	By:	/s/ Grover N. Wray

Plan Administrator